UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Third Party Allotment of New NTT Resonant Shares

On June 16, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan material relating to an agreement among NTT Communications Corporation (“NTT Communications”), NTT DoCoMo, Inc. (“NTT DoCoMo”) and NTT Resonant Inc. (“NTT Resonant”) for the joint development of services and an investment by NTT Communications and NTT DoCoMo in NTT Resonant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: June 16, 2008

June 16, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock

Exchanges, Fukuoka and Sapporo Stock Exchanges)

Third Party Allotment of New NTT Resonant Shares

Nippon Telegraph and Telephone Corporation hereby announces that an agreement was reached today among NTT Communications Corporation (“NTT Communications”), NTT DoCoMo, Inc. (“NTT DoCoMo”) and NTT Resonant Inc. (“NTT Resonant”) under which they will jointly develop new integrated services that can be used from both mobile phones and personal computers. NTT Communications and NTT DoCoMo will make an investment in NTT Resonant in the aggregate amount of ¥10 billion. The impact of this transaction on NTT’s consolidated business results is minimal.

The attached notice is a translation of the Japanese original and the Japanese original is authoritative.

For further inquiries, please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581

June 16, 2008

(Press Release)

NTT DoCoMo, Inc.

NTT Communications Corporation

NTT Resonant Inc.

Third Party Allotment of New NTT Resonant Shares

NTT DoCoMo, Inc. (“NTT DoCoMo”), NTT Communications Corporation (“NTT Communications”) and NTT Resonant Inc. (“NTT Resonant”) agreed today that they will jointly develop new integrated services that can be used from both mobile phones and personal computers. For that purpose, NTT DoCoMo and NTT Communications will make an investment in NTT Resonant in the aggregate amount of ¥10 billion.

1.	Collaboration

In response to customer needs, NTT DoCoMo, NTT Communications and NTT Resonant will endeavor to develop seamless services taking full advantage of the unique characteristics of mobile phones and personal computers, and to enhance the search functions of the iMenuTM website.

2.	Capital Increase by NTT Resonant through Third Party Allotment

a. Date of Capital Increase:	Tuesday, July 1, 2008

b. Amount of Capital Increase:	¥10,000,020,888

c. Number of Shares to be Allocated:

NTT DoCoMo	270,746 shares (Approximately ¥6.6 billion)

NTT Communications	141,490 shares (Approximately ¥3.4 billion)

* Following this transaction, NTT Resonant will be approximately 66.6% owned by NTT Communications and approximately 33.4% owned by NTT DoCoMo.

d. Price of Shares to be Allocated:	¥24,258 per share

*	“iMenu” is a trademark or a registered trademark of NTT DoCoMo, Inc. in Japan and other countries.

For further queries, please contact:

NTT DoCoMo, Inc.	Public Relations Department	TEL : +81-3-5156-1366

NTT Communications Corporation	Public Relations Office	TEL : +81-3-6700-4010

NTT Resonant Inc.	Planning Department	TEL : +81-3-5224-5100